SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C.  20549



                                    FORM 11-K



          (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               For the fiscal year ended December 31, 1994 or

          ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
               REQUIRED)
                          For the transition period from
                                        to


                                                       Commission
                                                       File Number
                                                       -----------
          Central Illinois Public Service Company        1-3672
          CIPSCO Incorporated                            1-10628



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         EMPLOYEE LONG-TERM SAVINGS PLAN,
                 EMPLOYEE LONG-TERM SAVINGS PLAN-IUOE NO. 148 AND
                   EMPLOYEE LONG-TERM SAVINGS PLAN-IBEW No. 702
                                  (the "Plans")



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                 (the "Company")

                               CIPSCO INCORPORATED
                                    ("CIPSCO")

                              607 East Adams Street
                           Springfield, Illinois  62739

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST

                                TABLE OF CONTENTS



Report of Independent Public Accountants                            1


Statements of Net Assets Available for Benefits                     2


Statements of Changes in Net Assets Available for Benefits          3


Notes to Comparative Financial Statements                        4- 9


Allocation of Changes in Net Assets Available for Benefits      10-16


Supplemental Schedules                                          17-20


Signature                                                          21


Exhibit I - Consent of Independent Public Accountants              22

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                     ----------------------------------------


To Central Illinois Public
Service Company:

We have audited the accompanying statements of net assets available for benefits of the CENTRAL ILLINOIS PUBLIC SERVICE COMPANY MASTER LONG-TERM SAVINGS TRUST (which includes the Central Illinois Public Service Company Employee Long-Term Savings Plan and the Central Illinois Public Service Company Employee Long-Term Savings Plans, IUOE No. 148 and IBEW No. 702) as of December 31, 1994 and 1993, and the related statements of changes in net assets avail-able for benefits for each of the three years in the period ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Master Long-Term Savings Trust as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of allocation of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund and is not a required part of the basic financial statements. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule of allocation of changes in net assets available for benefits and the supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                        ARTHUR ANDERSEN LLP
Chicago, Illinois,
June 22, 1995


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                         AS OF DECEMBER 31, 1994 AND 1993


                                                  1994           1993
                                                  ____           ____
  Investments, at fair value (Notes 1 and 2):
  (Cost $54,381,683 see pages 17-19)

    CIPSCO Common Stock Fund                 $ 18,905,904   $ 17,612,460

    Bond Index Fund                             4,636,269      4,401,091

    Standard & Poor's (S&P's) 500 Equity
    Index Fund                                 11,162,400      9,756,921

    Money Market Fund                           7,836,933      6,713,613

    Growth Equity Fund                         13,152,791     12,375,722

    Participant Loan Fund                       1,899,339      1,574,891
                                              ___________    ___________

       Total investments                       57,593,636     52,434,698

  Receivables:

  Cash                                             82,133              -
  Securities Sold                                  70,724         72,633
  Payroll withholdings (Note 2)                   269,971         76,611
  Interest and Dividends                           58,371         34,864
                                              ___________    ___________

       Total assets                            58,074,835     52,618,806
                                              ___________    ___________
Liabilities:

  Securities Purchased                            535,093        750,015
                                              ___________    ___________

Net assets available for benefits            $ 57,539,742   $ 51,868,791
                                              ===========    ===========


The accompanying notes to comparative financial statements are an integral part of these statements.







                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992


                                        1994           1993           1992
                                        ____           ____           ____
Additions:

  Employee contributions           $  7,466,491   $  6,406,315   $  5,451,857

  Investment income                   2,475,524      2,083,025      1,813,565

  Realized (losses) on sales
  of investments (Note 2)              (642,631)      (321,431)      (219,222)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            (2,549,497)     1,794,518      2,216,231
                                    ___________    ___________    ___________

                                      6,749,887      9,962,427      9,262,431

Deductions:

  Distributions to former
  participants (Note 1)               1,078,936      1,971,614      1,715,376
                                    ___________    ___________    ___________

Net increase                          5,670,951      7,990,813      7,547,055

Net assets available for benefits
  Beginning of period                51,868,791     43,877,978     36,330,923
                                    ___________    ___________    ___________

  End of period                    $ 57,539,742   $ 51,868,791   $ 43,877,978
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of these statements.















                      CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
                    NOTES TO COMPARATIVE FINANCIAL STATEMENTS


(1)  Summary of Plans' Provisions
     ____________________________

     - Description of Plans

          The Central Illinois Public Service Company Master Long-Term Savings Trust (the "Master Trust") was established April 1, 1985 to serve as the funding medium for the Central Illinois Public Service Company Employee Long-Term Savings Plan (the "Executive and Wage and Salary Plan"), the Central Illinois Public Service Company Employee Long-Term Savings Plan - IUOE No. 148 (the "IUOE Plan") and the Central Illinois Public Service Company Employee Long-Term Savings Plan - IBEW No. 702 (the "IBEW Plan") (collectively, the "Plans"). The Plans, defined contribution plans subject to the Employee Retirement Income Security Act of 1974 (ERISA), were adopted to provide a systematic means by which certain eligible employees of Central Illinois Public Service Company (an Illinois corporation and a subsidiary of CIPSCO Incorporated) (CIPS or the "Company") and affiliated employers adopting a Plan (collectively, the "Employers") may adopt a regular savings program and to provide federal income tax benefits resulting from participation in the Plans. Except for eligibility requirements and Participants' ability to make rollover contributions under the Executive and Wage and Salary Plan effective January 1, 1993, the Plans are substantially identical. Participants should refer to the appropriate plan agreement for a more complete description of the plans' provisions.

     - Plan Administration

          The Plans are administered by separate committees (the "Committees"), which currently consist of five members approved by the Company. The Committees have the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plans in accordance with their terms. No member of the Committees who is an employee of the Company may receive any remuneration for services in the capacity as a member of the Committees. The Boston Safe Deposit and Trust Company, (the "Trustee") served as trustee under the Master Trust through March 31, 1995. Effective April 1, 1995 Merill Lynch Trust Company of America became the Trustee of the Master Trust.













          All expenses to administer the Plans, including the fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plans. All transaction fees of an investment fund are paid from the assets of that investment fund.

     - Investment Funds

          The Plans provide for the following Investment Funds (the "Funds"):
          The CIPSCO Common Stock Fund invests in CIPSCO common stock which it purchases on the open market from time to time. The Boston Safe Deposit and Trust Company, as Trustee, handles the purchases and sales of CIPSCO common stock.

          The Bond Index Fund invests in the Wells Fargo Bank Bond Index Fund, which is a stratified sample of bonds from the Lehman Brothers Government/Corporate Bond Index (the "Bond Index"). The Bond Index is comprised primarily of U.S. Treasury, U.S. Agency and corporate bonds.

          The S&P'S 500 Equity Index Fund invests in the Wells Fargo Bank Equity Index Fund. The objective of this fund is to match returns of the Standard & Poor's 500 Composite Index with a high degree of accuracy.

          The Money Market Fund invests in the Boston Safe Deposit and Trust Company's Daily Income Fund, which provides for investment and reinvestment in short-term marketable, fixed-income obligations. Investments consist primarily of repurchase agreements backed by U.S. Government guaranteed collateral, high grade commercial paper, certificates of deposit, bankers' acceptances and U.S. Treasury and U.S. Agency short-term obligations.

          The Growth Equity Fund invests in a separately managed portfolio consisting primarily of diversified stocks and cash equivalents managed by Investment Advisers, Inc.

          The Participant Loan Fund consists of amounts loaned to participants as provided for in the Plans.

     - Employee Eligibility

          Each employee of the Employers receiving regular salary or wages who has completed one year of service (defined as a twelve month period during which an employee has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become a Participant. Eligible employees who are part of the Local 148 or Local 702 bargaining unit may participate in the IUOE Plan or IBEW Plan, respectively, and all other eligible employees may participate in the Executive and Wage and Salary Plan.






          As of December 31, 1994 (1993 and 1992), each fund had the following number of participants: CIPSCO Common Stock - 1,718 (1,656 and 1,579), Bond Index - 713 (686 and 621), S&P's 500 Equity Index - 1,278 (1,214 and 1,129), Money Market - 765 (710 and 765), Growth
          Equity - 1,316 (1,303 and 1,196).

     - Plan Contributions

          The Plans permit a Participant to make contributions to the applicable Plan through payroll reductions from 1% to 15% of the Participant's compensation (as defined) from the Employers. The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $9,240 in 1994, $8,994 in 1993 and $8,728 in 1992. The Employers transfer to the Master Trust the amount designated by the Participant as the payroll reduction from compensation. The amount so designated is credited to an account established for the Participant (the "Participant's Account") and is invested as directed by the Participant in one or more investment funds. Contributions made are transferred at least semi-monthly to the trustee. The Plans have no provisions for matching funds from the Employers. Effective January 1, 1993, employees eligible to participate in the Executive and Wage and Salary Plan may make qualifying rollover contributions of amounts received as a distribution from a prior employer's plan. Such contributions are also credited to the Participant's Account and invested in accordance with the Participant's directions.

          The amounts in a Participant's Account are fully vested at all times.

          By filing written instructions (quarterly) with the respective Committees in accordance with the Plans, a Participant may suspend contributions to the Plan, change the percentage of payroll reductions, or change investment elections among the Funds for amounts already contributed to or on deposit in the Participant's Account and/or for future contributions.

     - Plan Withdrawals/Loans

          No withdrawals from a Participant's Account are permitted while the Participant continues to be employed by the Employers except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants in the Executive and Wage and Salary Plan may make quarterly withdrawals of their rollover contributions and earnings thereon.

          Upon the application of a Participant, the applicable Committee may, in its discretion and in compliance with the Plan, direct the Trustee to make a loan to the Participant from the Participant's Account upon such terms as the Committee shall specify. Participant loans are maintained in the Participant Loan Fund. As of December 31, 1994 (1993 and 1992), 372 (328 and 311) Participants had loans outstanding.


     - Participant Distributions

          Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's Account less the unpaid amount of any loan to the Participant (including accrued interest). Generally, distributions will be made in a lump sum. Certain qualifying Participants may receive their distribution in installments. Certain distributions may be deferred until the Participant reaches age 70 1/2, dies, or requests earlier distribution (whichever occurs first).

          Amounts to be withdrawn by participants, but not yet paid by the Plan are included in net assets available for benefits. Amounts to be withdrawn by participants, but not yet paid by the Plan as of December 31, 1994 and 1993 are as follows:

                                                     1994           1993
                                                     ____           ____

          CIPSCO Common Stock Fund                $ 61,299       $ 48,906
          Bond Index Fund                           38,116         15,909
          S&P's 500 Equity Index Fund                5,216         21,385
          Money Market Fund                        141,498         76,143
          Growth Equity Fund                        13,187         21,312
                                                   _______        _______

               Total                              $259,316       $183,655
                                                   =======        =======

     - Plan Termination

          Although it has not expressed any intent to do so, the Company has the right to terminate the Plans subject to the provisions of ERISA. Participants remain fully vested in their accounts should Plans terminate.

     - Plan Revisions

          Effective as of April 1, 1995, Merrill Lynch Trust Company of America became Trustee and Merrill Lynch, Pierce, Fenner and Smith Incorporated became recordkeeper for the Plan. The investment managers for the S&P 500 Equity Index Fund, Money Market Fund and Growth Equity Fund were also changed. Also, effective July 1,
          1995, four new investment options will be added to the five funds already in place. The Plans will be changed to allow additional services to Plan participants and greater flexibility in switching between investment options on a more frequent basis.

(2)  Summary of Significant Accounting Policies
     __________________________________________

     The financial statements of the Master Trust are prepared on the accrual basis of accounting.

     Payroll withholdings represent contributions and employee loan repayments which are owed to the Plans as of December 31 resulting from accrued payroll.

     All investments are presented at fair value at December 31, 1994 and 1993. The fair value of the CIPSCO Common Stock Fund was determined using the year-end published market prices. Investments in the Equity Funds and Bond Index Fund are valued at net asset market value including accrued income on the last business day of each month. Investments in the Money Market Fund are valued at cost plus accrued income.

     Realized gains (losses) result from actual sales of investments in excess of or below the value of the assets at the beginning of the plan year or at time of purchase during the year. The change in unrealized appreciation (depreciation) on investments represents the difference between market value as of the valuation date as compared to the value of the assets at the beginning of the plan year or at time of purchase during the year; no actual sales have taken place.

(3)  Tax Status of the Plans
     _______________________

     The Plans are intended to qualify as deferred compensation plans under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Qualification of the Plans means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's Account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's Account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received favorable determination letters from the Internal Revenue Service dated March 7, 1986 concerning qualification of the Plans (Executive and Wage and Salary Plan and the IUOE Plan) under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986 concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. The Company applied for a determination letter from the Internal Revenue Service concerning qualification of the IBEW Plan under federal income tax laws and regulations on March 24, 1995. The Company also applied for new determination letters on March 24, 1995 for the other Plans due to Plan amendments required by changes in the law. Management believes that the Plans are currently designed and being operated in compliance with requirements of the Internal Revenue Code and that the trust is tax exempt as of the financial statement date.

     Discussions of the federal income tax consequences of the Plans, including consequences on distribution of a Participant's Account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description and Information Statement (dated June 21, 1995).








(4)  Investments
     ___________

     The following table presents investments. Investments that represent 5 percent or more of the plan's net assets available for benefits at year end are identified separately.
                                                       December 31,
                                                  1994           1993
                                                  ____           ____
Investments at Fair Value as
  Determined by Quoted Market Price

  Common Stocks:
    CIPSCO Inc.                              $ 18,320,796   $ 17,068,802
    Other Companies                            12,539,748     11,212,041
                                              ___________    ___________
    Total Corporate Stock - Common             30,860,544     28,280,843
                                              ___________    ___________
  Common/Collective Trusts:
    WFB Equity Index Fund                      11,022,384      9,601,582
    WFB Govt/Corp Bond Index Fund               4,607,606      4,334,817
    The Boston Company Inc. (TBC)
      Pooled Employee Funds Daily
      Liquidity Fund                            9,203,709      8,479,314
    Other                                              90        163,251
                                              ___________    ___________
    Total Common/Collective Trusts             24,833,789     22,578,964
                                              ___________    ___________
401(k) CIPS Employee Loans to
  Various Participants                          1,899,303      1,574,891
                                              ___________    ___________

Total Investments                            $ 57,593,636   $ 52,434,698
                                              ===========    ===========

(5)  Supplemental Schedules
     ______________________

     The supplemental "Schedule of Assets Held for Investment Purposes" and "Schedule of Reportable Transactions" are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The "Schedule of Assets Held for Investment Purposes" is a detailed listing of investments held at year-end and the "Schedule of Reportable Transactions" discloses any transaction or series of transactions in excess of 5% of the current value of plan assets at the beginning of year.








                                                                      (1 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                             CIPSCO Common Stock Fund
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____
Additions:

  Employee contributions           $  2,522,171   $  2,110,858   $  1,798,226

  Loans to employees                   (207,388)      (250,611)      (300,224)

  Investment income                   1,213,334      1,014,955        880,345

  Realized gains on sales of
  investments (Note 2)                  212,438        263,824        100,149

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)            (2,332,909)      (138,783)       875,264

  Net transfers between funds           379,590       (620,271)       (66,670)
                                    ___________    ___________    ___________
                                      1,787,236      2,379,972      3,287,090
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (240,033)      (252,549)      (213,332)

  Distributions to former
  participants (Note 1)                 556,772        683,386        708,499
                                    ___________    ___________    ___________
                                        316,739        430,837        495,167
                                    ___________    ___________    ___________

Net increase                          1,470,497      1,949,135      2,791,923

Net assets available for benefits
  Beginning of period                16,960,511     15,011,376     12,219,453
                                    ___________    ___________    ___________
  End of period                    $ 18,431,008   $ 16,960,511   $ 15,011,376
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (2 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                 Bond Index Fund
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____
Additions:

  Employee contributions           $    694,379   $    551,033   $    411,987

  Loans to employees                    (82,673)       (69,213)       (58,521)

  Investment income                     323,904        263,520        205,438

  Realized (losses) on sales
  of investments (Note 2)               (28,407)             -         (4,002)

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)              (461,910)       114,490         (5,408)

  Net transfers between funds          (228,331)       267,788        102,826
                                    ___________    ___________    ___________
                                        216,962      1,127,618        652,320
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        (67,916)       (67,883)       (39,319)

  Distributions to former
  participants (Note 1)                  39,009         88,933         55,873
                                    ___________    ___________    ___________
                                        (28,907)        21,050         16,554
                                    ___________    ___________    ___________

Net increase                            245,869      1,106,568        635,766

Net assets available for benefits
  Beginning of period                 4,396,284      3,289,716      2,653,950
                                    ___________    ___________     __________
  End of period                    $  4,642,153   $  4,396,284   $  3,289,716
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (3 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                           S&P's 500 Equity Index Fund
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____
Additions:

  Employee contributions           $  1,589,052   $  1,291,848   $  1,037,871

  Loans to employees                   (198,759)      (156,865)      (176,014)

  Investment income                     303,470        244,228        205,103

  Realized gains (losses) on
  sales of investments
  (Note 2)                               (2,742)             -            639

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)              (149,825)       577,769        321,181

  Net transfers between funds          (129,422)       316,280       (265,408)
                                    ___________    ___________    ___________
                                      1,411,774      2,273,260      1,123,372
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (171,154)      (148,141)      (112,100)

  Distributions to former
  participants (Note 1)                 146,872        150,181        129,951
                                    ___________    ___________    ___________
                                        (24,282)         2,040         17,851
                                    ___________    ___________    ___________

Net increase                          1,436,056      2,271,220      1,105,521

Net assets available for benefits
  Beginning of period                 9,730,866      7,459,646      6,354,125
                                    ___________    ___________     __________
  End of period                    $ 11,166,922   $  9,730,866   $  7,459,646
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.

                                                                      (4 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                Money Market Fund
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____

Additions:

  Employee contributions           $    671,714   $    670,408   $    832,668

  Loans to employees                   (218,359)      (100,584)      (351,046)

  Investment income                     286,755        216,905        256,116

  Net transfers between funds           445,083       (708,455)       300,860
                                    ___________    ___________    ___________
                                      1,185,193         78,274      1,038,598
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (126,379)      (156,950)      (124,359)

  Distributions to former
  participants (Note 1)                 169,161        847,362        633,818
                                    ___________    ___________    ___________
                                         42,782        690,412        509,459
                                    ___________    ___________    ___________

Net increase (decrease)               1,142,411       (612,138)       529,139

Net assets available for benefits
  Beginning of period                 6,725,194      7,337,332      6,808,193
                                    ___________    ___________     __________
  End of period                    $  7,867,605   $  6,725,194   $  7,337,332
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.








                                                                      (5 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                               Growth Equity Fund
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____
Additions:

  Employee contributions           $  1,989,175   $  1,782,168   $  1,371,105

  Loans to employees                   (227,974)      (156,427)      (186,995)

  Investment income                     194,588        187,537        131,254

  Realized (losses) on sales
  of investments (Note 2)              (823,920)      (585,255)      (316,008)

  Change in unrealized
  appreciation on investments
  (Note 2)                              395,147      1,241,042      1,025,194

  Net transfers between funds          (466,920)       744,658        (71,608)
                                    ___________    ___________    ___________
                                      1,060,096      3,213,723      1,952,942
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (198,374)      (190,989)      (124,865)

  Distributions to former
  participants (Note 1)                 159,949        179,063        184,051
                                    ___________    ___________    ___________
                                        (38,425)       (11,926)        59,186
                                    ___________    ___________    ___________

Net increase                          1,098,521      3,225,649      1,893,756

Net assets available for benefits
  Beginning of period                12,234,191      9,008,542      7,114,786
                                    ___________    ___________     __________
  End of period                    $ 13,332,712   $ 12,234,191   $  9,008,542
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (6 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                              Participant Loan Fund
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____

Additions:

  Loans to employees               $    935,153   $    733,700   $  1,072,800

  Investment income                     153,473        155,880        135,309
                                    ___________    ___________    ___________
                                      1,088,626        889,580      1,208,109
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        803,856        816,512        613,975

  Distributions to former
  participants (Note 1)                   7,173         22,689          3,184
                                    ___________    ___________    ___________
                                        811,029        839,201        617,159
                                    ___________    ___________    ___________

Net increase                            277,597         50,379        590,950

Net assets available for benefits
  Beginning of period                 1,821,745      1,771,366      1,180,416
                                    ___________    ___________     __________
  End of period                    $  2,099,342   $  1,821,745   $  1,771,366
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.












                                                                      (7 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                          MASTER LONG-TERM SAVINGS TRUST
            ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         TWELVE MONTHS ENDED DECEMBER 31,



                                                 Total of Funds
                                        __________________________________
                                        1994           1993           1992
                                        ____           ____           ____
Additions:

  Employee contributions           $  7,466,491   $  6,406,315   $  5,451,857

  Investment income                   2,475,524      2,083,025      1,813,565

  Realized (losses) on sales
  of investments (Note 2)              (642,631)      (321,431)      (219,222)

  Change in unrealized
  appreciation on investments
  (Note 2)                           (2,549,497)     1,794,518      2,216,231
                                    ___________    ___________    ___________
                                      6,749,887      9,962,427      9,262,431
                                    ___________    ___________    ___________

Deductions:

  Distributions to former
  participants (Note 1)               1,078,936      1,971,614      1,715,376
                                    ___________    ___________    ___________

Net increase                          5,670,951      7,990,813      7,547,055

Net assets available for benefits
  Beginning of period                51,868,791     43,877,978     36,330,923
                                    ___________    ___________    ___________
  End of period                    $ 57,539,742   $ 51,868,791   $ 43,877,978
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.











                                                                  Page 1 of 3

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       FOR THE YEAR ENDED DECEMBER 31, 1994


SECURITY DESCRIPTION                   SHARES     ORIGINAL COST   FAIR VALUE
____________________               _____________  _____________  _____________
  Corporate Stock - Common
  ------------------------

  Airtouch Communications Inc.       8,000.0000   $  197,637.30  $  233,000.00

  Alco Std Corp                      2,000.0000      112,705.73     125,500.00

  American Greetings Corp Cl A      10,000.0000      235,293.20     270,000.00

  Anadarko Pete Corp                 3,700.0000      167,240.55     142,450.00

  Boise Cascade Corp                 5,400.0000      128,261.51     144,450.00

  Browning Ferris Inds Inc           9,200.0000      273,153.06     261,050.00

* CIPSCO Inc                       678,548.0000   17,919,241.06  18,320,796.00

  CUC Intl Inc                       6,600.0000      148,863.94     219,450.00

  Cardinal Health Inc                3,300.0000      129,700.00     153,037.50

  Carnival Corp Cl A                10,000.0000      146,199.00     212,500.00

  CISCO Sys Inc                      6,300.0000      131,707.93     221,287.50

  Colgate Palmolive Co               3,300.0000      200,087.46     209,137.50

  Columbia/HCA Healthcare Corp      14,700.0000      578,135.09     536,550.00

  Compaq Computer Corp               6,800.0000      248,740.46     268,600.00

  Corning Inc                        7,900.0000      249,448.45     236,012.50

  Daimler Beng AKT-ADR               4,300.0000      192,172.36     211,775.00

  Disney, Walt Co.                   4,300.0000      184,798.95     197,800.00

  Dow Chem Co                        6,900.0000      450,955.78     464,025.00

  Enron Corp                         6,500.0000      141,400.87     198,250.00

  Enron Oil & Gas Co                 6,300.0000      124,576.35     118,125.00

  Federal Natl Mtg Assn              4,000.0000      319,351.50     291,500.00

  First Data Corp                    4,300.0000      183,008.00     203,712.50

  Franklin Res Inc                   4,500.0000      165,992.50     160,312.50

  Georgia Pac Corp                   3,000.0000      185,669.83     214,500.00

  Great Lakes Chem Corp              5,500.0000      374,278.15     313,500.00

  Home Depot Inc                     7,900.0000      342,153.08     363,400.00



*Party-In-Interest Transaction




                                                                  Page 2 of 3

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       FOR THE YEAR ENDED DECEMBER 31, 1994


SECURITY DESCRIPTION                     SHARES     ORIGINAL COST   FAIR VALUE
____________________                 _____________  _____________  _____________
 Corporate Stock - Common (Continued)
 ------------------------------------

  Huaneng Power Intl Inc Sponsored
    Adr Ser N Shs                    7,600.0000     $  152,000.00 $  112,100.00

  Intel Corp                         6,500.0000        384,081.22    415,187.50

  Lyondell Petrochemical Co          5,000.0000        124,050.00    129,375.00

  Marriott Intl Inc                  8,500.0000        243,678.68    239,062.50

  Mattel Inc                         8,000.0000        173,956.00    201,000.00

  McDonalds Corp                    12,000.0000        287,493.40    351,000.00

  Medtronic Inc                      3,200.0000        111,896.63    178,000.00

  Microsoft Corp                     7,600.0000        375,289.99    464,550.00

  Minerais Technologies Inc          7,000.0000        133,105.00    204,750.00

  Morton Intl Inc Ind                6,600.0000        181,556.42    188,100.00

  Motorola Inc                       7,300.0000        249,140.98    423,400.00

  Mutual Risk Mgmt Ltd               7,500.0000        169,504.20    196,875.00

  Nationsbank Corp                   3,000.0000        158,450.72    135,375.00

  Newell Co                          7,800.0000        159,669.43    163,800.00

  Nokia Corp ADR                     3,600.0000        171,691.24    270,000.00

  Norwest Corp                       9,000.0000        188,320.89    210,375.00

  Philip Moris Cos Inc.              4,500.0000        247,957.14    258,750.00

  Scherer R P Corp Del               5,000.0000        143,187.07    226,875.00

  Schlumberger Ltd                   2,000.0000        122,030.29    100,750.00

  Sensormatic Electrs Corp           7,500.0000        121,250.00    270,000.00

  Tandy Corp                         3,400.0000        158,867.27    170,000.00

                                                                  Page 3 of 3

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
            ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       FOR THE YEAR ENDED DECEMBER 31, 1994


SECURITY DESCRIPTION                    SHARES      ORIGINAL COST  FAIR VALUE
____________________                 _____________ ______________ ____________
  Corporate Stock - Common (Continued)
  ------------------------------------

  Tele Communications Inc New A        6,100.0000  $   137,015.30 $   132,675.00

  Unum Corp                            4,300.0000      169,301.05     162,325.00

  United Healthcare Corp               6,000.0000      258,061.97     270,750.00

  U S Healthcare Inc                   5,900.0000      236,835.41     243,375.00

  Viacom Inc Clas B                    7,994.7350      300,078.57     325,785.45

  Wal Mart Stores Inc                 11,800.0000      254,408.00     250,750.00

  Walgreen Co                          6,300.0000      251,893.73     274,837.50
                                                     _____________ _____________

  TOTAL CORPORATE STOCK - COMMON                    29,195,542.71  30,860,543.95



  Common/Collective Trusts
  ------------------------

  Wells Fargo Bank (WFB)
   Equity Index Fund                105,561.0000    9,263,710.49   11,022,383.41

  Wells Fargo Money Mkt Fund             90.0000           90.00           90.00

  WFB Govt/Corp Bond Index Fund      44,440.0000    4,819,327.87    4,607,606.35

* TBC Inc Pooled Employee Funds   9,203,709.0000    9,203,709.00    9,203,709.00
  Daily Liquidity Fund
                                                  ______________    ____________

  TOTAL COMMON/COLLECTIVE TRUSTS                   23,286,837.36   24,833,788.76



  Employee Loans
  --------------

  401K CIPS Employee Loans to     1,899,303.0500               -   1,899,303.05
  Various Participants
  (interest rates ranging from
  at 7% to 11.5)                                   _____________   _____________



  TOTAL INVESTMENT                                $52,482,380.07  $57,593,635.76
                                                   =============   =============


* Party-In-Interest Transaction









                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
                  ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                       FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                            COST OF ASSETS
FUND NAME       SECURITY DESCRIPTION              PURCHASES        SALES       DISPOSED      GAIN/(LOSS)
_________       ____________________            ____________   ____________ ______________   ____________
  CIPSCO Common  5% Limit = $851,850.70
  Stock Fund
                CIPSCO, Inc.                    $3,693,581.62  $           -  $         -   $          -
                CIPSCO, Inc.                                -              -            -              -
                TBC, Inc. Pooled Employee Funds  4,278,106.00              -            -              -
                TBC, Inc. Pooled Employee Funds             -   4,236,655.00 4,236,655.00              -
                                                 ____________   ____________ ____________     __________
                                                 7,971,687.62   4,236,655.00 4,236,655.00              -

  Bond Index    5% Limit = $220,058.52
  Fund
                Wells Fargo Money Market Fund    1,090,424.00              -            -              -
                Wells Fargo Money Market Fund               -   1,156,579.00 1,156,579.00              -
                WFB Govt./Corp. BD Index Fund      799,201.84              -            -              -
                WFB Govt./Corp. BD Index Fund               -     357,237.79   365,228.39      (7,990.60)
                TBC, Inc. Pooled Employee Funds  1,026,381.00              -            -              -
                TBC, Inc. Pooled Employee Funds             -     997,792.00   997,792.00              -
                Commitment to Purchase WFB
                  Comingled Fund                   295,890.61              -            -              -
                Commitment to Purchase WFB
                  Comingled Fund                            -     295,890.61   295,890.61              -
                                                 ____________   ____________ ____________     __________
                                                 3,211,897.45   2,807,499.40 2,815,490.00      (7,990.60)

  S&P's 500     5% Limit = $487,855.65
  Equity
  Index Fund    WFB Equity Index Fund            1,331,788.13              -            -              -
                WFB Equity Index Fund                       -      56,905.39    48,841.73       8,063.66
                WFB Money Market Fund            1,289,315.00              -            -              -
                WFB Money Market Fund                       -   1,388,789.00 1,388,789.00              -
                TBC, Inc. Pooled Employee Funds  2,240,741.00              -            -              -
                TBC, Inc. Pooled Employee Funds             -   2,156,491.00 2,156,491.00              -
                Commitment to Purchase WFB
                  Comingled Fund                   301,984.66              -            -              -
                Commitment to Purchase WFB
                  Comingled Fund                            -     301,984.66   301,984.66              -
                                                 ____________   ____________ ____________     __________
                                                 5,163,828.79   3,904,170.05 3,896,106.39       8,063.66

  Money Market  5% Limit = $336,594.06
  Fund
                TBC, Inc. Pooled Employee Funds  1,859,560.00             -             -              -
                TBC, Inc. Pooled Employee Funds             -     736,239.00   736,239.00              -

                                                 ____________   ____________ ____________     __________
                                                 1,859,560.00     736,239.00   736,239.00              -

  Growth Equity 5% Limit = $614,505.52
  Fund
                General Elec. Co.                  206,583.40              -            -              -
                General Elec. Co.                           -     416,631.09   432,969.28     (16,338.19)
                Itel Corp.                         397,074.90              -            -              -
                Itel Corp.                                  -     247,581.89   208,288.70      39,293.19
                TBC, Inc. Pooled Employee Funds  7,005,264.08              -            -              -
                TBC, Inc. Pooled Employee Funds             -   7,558,515.00 7,558,515.00              -
                                                 ____________   ____________ ____________     __________
                                                 7,608,922.38   8,222,727.98 8,199,772.98      22,955.00

  Loan Fund     5% Limit = $78,744.56
                Loans to Various Participants              -      650,140.15   650,140.15              -
                                                ____________    ____________ ____________     __________
                                                           -      650,140.15   650,140.15              -

                                    SIGNATURE
                                    ---------



          Pursuant to the requirements of the Securities Exchange Act of 1934,

the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                   CENTRAL ILLINOIS PUBLIC SERVICE
                                               COMPANY
                                   EMPLOYEE LONG-TERM SAVINGS PLAN,
                                   EMPLOYEE LONG-TERM SAVINGS PLAN
                                        - IUOE NO. 148 AND
                                   EMPLOYEE LONG-TERM SAVINGS PLAN,
                                        - IBEW NO. 702



                         By    /s/ C. D. Nelson
                           __________________________________________

                                   C. D. Nelson
                                   Chairman of the Employee Long-Term
                                   Savings Plan Committee, Employee
                                   Long-Term Savings Plan - IUOE
                                   No. 148 Committee and Employee
                                   Long-Term Savings Plan - IBEW
                                   No. 702 Committee











June 28, 1995










                                                       Exhibit I







                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------



As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 22, 1995, included in this Form 11-K for the year ended December 31, 1994, into Central Illinois Public Service

Company's previously filed Registration Statements File Nos. 33-29384, 33-

31475, 33-59674, 33-45506 and 33-56063 and CIPSCO Incorporated's previously filed Registration Statement File No. 33-32936.



                                   ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 22, 1995
























